July 5, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Brian Soares David Plattner

Re:	MariaDB plc
Schedule 14D-9 filed May 24, 2024, as amended on May 31, 2024, June 7, 2024, June 17, 2024 and June 24, 2024
File No. 005-93845

To the addressees set forth above:

On behalf of MariaDB plc (the “Company,” “we” and “our”), enclosed is a copy of Amendment No.5 (“Amendment No.5”) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Statement”) that was filed today via EDGAR, submitted to the U.S. Securities and Exchange Commission (the “Commission”) on May 24, 2024, as amended on May 31, 2024, June 7, 2024, June 17, 2024 and June 24, 2024. The changes reflected in Amendment No. 5 include those made in response to the comments of the staff of the Division of Corporate Finance of the Commission (the “Staff”) set forth in the Staff’s letter dated June 28, 2024 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. For your convenience, we have repeated each comment of the Staff in bold face type exactly as given in the Comment Letter and set forth below such comment is the Company’s response.  Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Schedule 14D-9 filed May 24, 2024, as amended on May 31, 2024, June 7, 2024, June 17, 2024 and June 24, 2024

General

1.
We note your response to prior comment 1 and your reference to illustration 2 in Question and Answer No. 5 in Exchange Act Release No. 17719 (April 13, 1981). Such illustration does not appear to speak to any particular "engagement" on the part of the target company. Please expand your response to explain why that illustration is relevant to your particular facts and circumstances given the more active role MariaDB appeared to play in this transaction. In this regard, we note Bidco's response letter dated June 24, 2024, in which Bidco makes the following statements:

•	"MariaDB suggested that K1 engage with certain shareholders..."
•	"MariaDB also connected K1 with Gordon Caplan as representative of this group of shareholders."
•	"K1, through Lazard, reached out to [additional shareholders] after being provided with relevant contact details by MariaDB."

U.S. Securities and Exchange Commission Page 2 July 5, 2024
Response: We acknowledge the Staff’s comment and concede that the Company is subject to the requirements of Rule 13e-3 under the Exchange Act. We also respectfully submit that, with limited exception, the disclosure contained in the Company’s Statement is responsive to the disclosure requirements of Schedule 13E-3 and that filing of a Schedule 13E-3 by the Company would not provide additional material information to investors other than what has already been disclosed through the Statement and the exhibits filed thereto. The primary exception to the disclosure requirements of Schedule 13E-3 referenced above is that the Company does not state whether it believes the Offer is fair to the unaffiliated shareholders of the Company as required under Item 1014 of Regulation M-A under the Exchange Act.  As previously disclosed in the Statement, the Irish Takeover Rules provide that any director with a conflict of interest with respect to the Offer is to be excluded from participating in the formulation and communication of advice on the Offer to MariaDB Shareholders. Because of these limitations under Irish law and due to the conflicts of interest of each of the members of the Company’s board of directors, the Company is unable to state whether or not it believes the Offer is fair to unaffiliated shareholders. We have revised our disclosure on page 1 of Amendment No. 5 to include a statement that the Company has not made any determination as to whether the Offer is fair to unaffiliated shareholders. We have also revised the Statement to provide additional disclosure related to the qualifications of IBI Corporate Finance and its relationship to the Company on page 1 of Amendment No. 5. Therefore, in light of the fact that, other than the fairness disclosure required under Item 1014 of Regulation M-A under the Exchange Act which we are prohibited under Irish law from including in the Statement, all of the material information required by Schedule 13E-3 is already disclosed through the Statement, we do not believe it would be beneficial to the MariaDB Shareholders for the Company to file a separate Schedule 13E-3.

Background of the Offer, page 5

2.	We note your response to prior comment 4 and reissue the comment with regard to the reference to "a representative of K1" in the second paragraph of page 6.

Response: We acknowledge the Staff’s comment and have revised the Statement accordingly. Please see page 2 of Amendment No. 5.

3.
Please expand your response to prior comment 8 to disclose MariaDB's role in the discussions between representatives of K1 and "certain MariaDB shareholders" that took place between late February and late March 2024, as described on page 9.

Response: We acknowledge the Staff’s comment and have revised the Statement accordingly. Please see page 2 of Amendment No. 5.

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If you have any questions with respect to the foregoing responses or require further information, please contact Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497.

Very truly yours,

/s/ Paul O’Brien

Paul O’Brien
Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.